Exhibit 99.2

LORUS THERAPEUTICS INC.

4325231 CANADA INC.

NOTICE OF CHANGE IN CORPORATE STRUCTURE

(pursuant to section 4.9 of National Instrument 51-102 (“NI 51-102”))

Please take notice that Lorus Therapeutics Inc. (formerly, 6650309 Canada Inc., “NewLorus”), was party to a plan of arrangement with, inter alia, 4325231 Canada Inc. (formerly, Lorus Therapeutics Inc., “Old Lorus”), 6707157 Canada Inc. (“Investor”) and Pinnacle International Lands Inc. (“Pinnacle”), which resulted in New Lorus becoming a reporting issuer and Old Lorus retaining its reporting issuer status.

1.	Names of the parties to the transaction:

The parties to the transaction included, inter alia, New Lorus, Old Lorus, Investor and Pinnacle.

2.	Description of the transaction:

On July 10, 2007, New Lorus completed a plan of arrangement involving, inter alia, New Lorus, Old Lorus, Investor and Pinnacle pursuant to section 192 of the Canada Business Corporations Act (the “Arrangement”).  Pursuant to the Arrangement, all of the assets of Old Lorus were transferred to New Lorus and all shareholders, warrantholders, convertible debentureholders and optionholders of Old Lorus exchanged, on a one-for-one basis, all their shares, warrants, convertible debentures and options, respectively, for common shares, warrants, convertible debentures, and options of New Lorus having substantially identical terms and conditions.

Effective at the opening of the markets on July 11, 2007, the common shares of New Lorus were listed on the Toronto Stock Exchange (the “TSX”) under the symbol “LOR”  and on AMEX under the symbol “LRP” in substitution for the common shares of Old Lorus, which were concurrently delisted from the TSX and AMEX.

In connection with the Arrangement, shareholders who are not resident in the United States (other than certain selling shareholders) received voting common shares of Old Lorus and shareholders who are resident in the United States and certain other “selling” shareholders received or will receive a nominal cash payment instead of such voting common shares.

The Arrangement, as more fully described in the management proxy circular of Old Lorus dated May 25, 2007, was approved at a meeting of securityholders of Old Lorus held on June 25, 2007 and by the Ontario Superior Court of Justice on May 27, 2007, as amended on July 5, 2007.

New Lorus now continues the business that was previously carried on by Old Lorus.

3.	Effective date of the transaction:

July 10, 2007

4.	Names of each party, if any that ceased to be a reporting issuer after the transaction and of each continuing entity:

New Lorus became a reporting issuer in connection with the Arrangement and continues the business that was previously carried on by Old Lorus.

Old Lorus continues to be a reporting issuer.

5.	Date of the reporting issuer’s first financial year-end after the transaction if paragraph (a) or subparagraph (b)(ii) of section 4.9 of NI 51-102 applies:

New Lorus:                      May 31, 2008

6.
The periods, including the comparative periods, if any, of the interim and annual financial statements required to be filed for the reporting issuer’s first financial year after the transaction, if paragraph (a) or subparagraph (b)(ii) of section 4.9 of NI 51-102 applies:

New Lorus:

First quarter -
Unaudited Balance Sheet as at August 31, 2007 as compared to May 31, 2007 (audited), and unaudited Consolidated Statements of Loss and Deficit for the three month period ended August 31, 2007, compared with the Old Lorus unaudited Consolidated Statements of Loss and Deficit for the three-month period ended August 31, 2006

Second quarter -
Unaudited Balance sheet as at November 30, 2007 as compared to May 31, 2007 (audited) , and unaudited Consolidated Statements of Loss and Deficit for the three and six months periods ended November 31, 2007, compared with the Old Lorus unaudited Consolidated Statements of Loss and Deficit for the three and six-month period ended November 31, 2006

Third quarter -
Unaudited Balance Sheet as at February 29, 2007 as compared to May 31, 2007 (audited), and unaudited Consolidated Statements of Loss and Deficit for the three and  nine months periods ended February 29, 2008 compared with the Old Lorus unaudited Consolidated Statements of Loss and Deficit for the three and nine-month periods ended February 28, 2007

Financial year end -	Annual audited financial statements for the year ended May 31, 2008 compared with the Old Lorus annual audited financial statements for the years ended May 31, 2007 and May 31, 2006

7.	What documents were filed under NI 51-102 that described the transaction and where those documents can be found in electronic format, if paragraph (a) of section 4.9 of NI 51-102 applies:

The following documents were filed on SEDAR and can be found under “4325231 Canada Inc.”:

•	Arrangement Agreement dated as of May 1, 2007;

•	Material Change Report dated May 11, 2007 announcing the entering into of the Arrangement;

•	Management Proxy Circular dated May 25, 2007;

•	Material Change Report dated July 12, 2007 announcing the completion of the Arrangement;

•	Early Warning Report of Investor dated July 12, 2007; and

•	Early Warning Report of New Lorus dated July 18, 2007.

The following documents were filed on SEDAR and can be found under “Lorus Therapeutics Inc.”:

•	Early Warning Report of High Tech Beteilingungen GmbH & Co. KG dated July 10, 2007; and

•	Material Change Report dated July 12, 2007 announcing the completion of the Arrangement.

DATED as of the 19th day of July, 2007.